Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company

Subject Company:  Massey Energy Company

 Commission File Number:  001-07775

To:	All employees at Alpha and Massey

From:	Phil Cavatoni & John Poma

Subject:	Integration Update

Date:	April 8, 2011

This week marks two milestones in our progress towards forming a premier coal operator in the United States and a global leader in metallurgical coal supply with a total reserve base of approximately 5 billion tons. We received government approval of our transaction (“anti-trust clearance”) last Saturday and held a successful first meeting of the combined Alpha Massey integration teams yesterday. The important work of detailed integration planning is now officially underway.

One of the first and most critical decisions is how to run our combined operations and organize our people. The operating model for the combined business and the executive leadership team decisions are in process and will be announced within the next week.

The new leadership team will continue to assemble the organization using a thoughtful and consistent process. The integration team, under our leadership, commits to communicating with you in a candid, timely and transparent manner as key decisions are made. Our goal is to have organizational clarity on the day the transaction closes.

Thank you for your continued patience and commitment to our combined success. The formation of a world class organization is exciting and will enable us to do great things “through the energy of our people.”

If you have any questions about the integration process, please contact us directly or email your questions to questions@alphanr.com

Sincerely,

Phil Cavatoni, Alpha Integration Leader Alpha Natural Resources EVP & Chief Strategy Officer	John Poma, Massey Integration Leader Massey Energy VP — Chief Administrative Officer

Forward Looking Statements

Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, on March 17, 2011 Alpha filed with the SEC a registration statement on Form S-4 (commission file number 333-172888) that includes a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC. You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 1, 2011 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.